FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street

Vancouver, British Columbia V6C 3L6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form	☐	Form	☒
20-F		40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: May 5, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Director, Legal

GOLDCORP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (the “Company”) will be held in Room 206 at the Metro Toronto Convention Centre, Room 206, 255 Front Street West, Toronto, Ontario, M5V 2W6 on Wednesday, April 19, 2006 at 4:00 p.m. (Toronto time), for the following purposes:

(a)                                  To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2005 and the report of the auditors thereon;

(b)                                 To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing and empowering the directors to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular;

(c)                                  To elect directors of the Company for the ensuing year;

(d)                                 To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(e)                                  To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming a new general by-law for the Company, as more particularly described in the accompanying management information circular;

(f)                                    To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the issuance of up to 8,681,890 additional common share purchase warrants of the Company upon the early exercise of five series of outstanding listed common share purchase warrants of the Company, as more particularly described in the accompanying management information circular; and

(g)                                 To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Company for the financial year ended December 31, 2005.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 20, 2006 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia this 20th day of March, 2006.

By Order of the Board of Directors

“Douglas Holtby”“
Douglas Holtby
Chairman of the Board

GOLDCORP INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 20, 2006 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 13, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 20, 2006. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. All United States dollar amounts have been converted from Canadian dollars at an exchange rate of C$1.00 equals US$0.8577.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 13, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON  M5H 3C2, Attention:  Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)                                     be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)                                  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 17, 2006, 341,164,634 common shares (the “Common Shares”) in the capital of the Company are issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 20, 2006. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2005 regarding compensation paid to or earned by each of the following officers of the Company:  (a) the President and Chief Executive Officer, (b) the former Chief Executive Officer, (c) the Executive Vice-President and Chief Financial Officer, (d) the former Vice-President, Finance, and (e) the other three most highly compensated “executive officers” as at December 31, 2005 (the “Named Executive Officers”).

Summary Compensation Table (1)

							Long-Term Compensation
							Awards		Payouts
							Securities	Shares or Units
	Annual Compensation						Under	Subject to
Name and Principal					Other Annual		Options	Resale	LTIP	All Other
Position	Year	Salary		Bonus	Compensation (2)		Granted (3)	Restrictions	Payouts	Compensation
		($)		($)	($)		(#)	($)	($)	($)
Ian W. Telfer	2005	643,275	(4)	857,700	7,076		1,400,000	Nil	Nil	7,719	(10)
President and Chief	2004	N/A		N/A	N/A		N/A	N/A	N/A	N/A
Executive Officer	2003	N/A		N/A	N/A		N/A	N/A	N/A	N/A

Robert R. McEwen	2005	78,265	(5)	Nil	5,475		Nil	Nil	Nil	314,420	(6)
Former Chief	2004	309,838		Nil	22,449		400,000	Nil	Nil	Nil
Executive Officer	2003	247,475		Nil	19,081		800,000	Nil	Nil	Nil

Peter D. Barnes	2005	300,195	(7)	257,310	7,076		300,000	Nil	Nil	4,259	(10)
Executive Vice-	2004	N/A		N/A	N/A		N/A	N/A	N/A	N/A
President and Chief	2003	N/A		N/A	N/A		N/A	N/A	N/A	N/A
Financial Officer

Brad J. Boland	2005	72,784	(8)	55,751	1,782		Nil	Nil	Nil	436,913	(9)
Former Vice-President,	2004	118,971		38,585	3,087		40,200	Nil	Nil	Nil
Finance	2003	86,239		28,548	4,304		60,000	Nil	Nil	Nil

Russell C. Barwick	2005	430,807		25,230	177,385		300,000	Nil	Nil	Nil
Executive Vice -	2004	N/A		N/A	N/A		N/A	N/A	N/A	N/A
President and Chief	2003	N/A		N/A	N/A		N/A	N/A	N/A	N/A
Operating Officer

Eduardo Luna	2005	440,000		214,425	61,577	(1)	300,000	Nil	Nil	Nil
Executive Vice-	2004	N/A		N/A	N/A		N/A	N/A	N/A	N/A
President and	2003	N/A		N/A	N/A		N/A	N/A	N/A	N/A
President of Luismin,
S.A. de C.V.

Rohan Hazelton	2005	115,790		60,039	7,076		90,000	Nil	Nil	1,973
Corporate Controller	2004	N/A		N/A	N/A		N/A	N/A	N/A	N/A
	2003	N/A		N/A	N/A		N/A	N/A	N/A	N/A

(1)                                  All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of C$1.00 equals US$0.8577 for 2005, US$0.7717 for 2004 and US$0.7137 for 2003.

(2)                                  The aggregate value of other annual compensation for each Named Executive Officer, other than Eduardo Luna, does not exceed the lesser of $42,885 and 10% of his aggregate salary and bonus.

(3)                                  Options are exercisable for the purchase of Common Shares.

(4)                                  Mr. Telfer was appointed as Chief Executive Officer of the Company on February 24, 2005. This amount represents salary paid by Wheaton River Minerals Ltd. (“Wheaton”) from January 1, 2005 to April 30, 2005 and salary paid by the Company from May 1, 2005 to December 31, 2005.

(5)                                  Mr. McEwen resigned as Chief Executive Officer of the Company on February 24, 2005 and resigned as non-executive Chairman of the Company on October 29, 2005. This amount represents salary from January 1, 2005 to March 31, 2005.

(6)                                  This amount represents consulting fees paid by the Company to Mr. McEwen from April 1, 2005 to December 31, 2005.

(7)                                  Mr. Barnes was appointed as Executive Vice-President and Chief Financial Officer of the Company on March 15, 2005. This amount represents salary paid by Wheaton from January 1, 2005 to April 30, 2005 and salary paid by the Company from May 1, 2005 to December 31, 2005.

(8)                                  Mr. Boland resigned as Vice-President, Finance of the Company on May 31, 2005. This amount represents salary from January 1, 2005 to May 31, 2005.

(9)                                  This amount represents a one-time payment made by the Company to Mr. Boland pursuant to his change of control agreement.

(10)                            These amounts represent life insurance premiums paid by the Company on behalf of the applicable Named Executive Officer.

(11)                            This amount represents pension plan contributions (see “Luismin Pension Plan” below for details), multiple benefit plan payments, life insurance premiums and allowance for food, car and housing.

Summary Compensation Table for Chief Executive Officer (1)

The following table provides information for the three most recently completed financial years ended December 31, 2005 regarding compensation paid to or earned by the President and Chief Executive Officer of the Company.

Ian W. Telfer (2) President and Chief Executive Officer	2005		2004	2003
	($)		($)	($)

CASH
Annualized Base Salary	643,275	(3)	N/A	N/A
Cash Bonus	857,700		N/A	N/A
Total Cash	1,500,975		N/A	N/A

EQUITY
Stock Options	5,559,300	(4)	N/A	N/A
Total Equity	5,559,300		N/A	N/A

Total Direct Compensation	7,060,275		N/A	N/A

(1)                                  All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of C$1.00 equals US$0.8577.

(2)                                  Mr. Telfer was appointed as Chief Executive Officer of the Company on February 24, 2005.

(3)                                  Based on an annual base salary of C$750,000. This amount represents salary paid by Wheaton from January 1, 2005 to April 30, 2005 and salary paid by the Company from May 1, 2005 to December 31, 2005.

(4)                                  Represents the Black Scholes value of options to purchase 1,400,000 Common Shares granted under the Company’s 2005 stock option plan (the “Stock Option Plan”) at an exercise price of C$19.23 per share. These options vest as to 333,334 on June 29, 2005 (the date of grant), as to 466,667 on June 29, 2006, as to 466,666 on June 29, 2007 and as to 133,333 on June 29, 2008.

The Company does not have any supplemental executive retirement plans.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2005 pursuant to the terms of the Stock Option Plan.

Option Grants During the Financial Year Ended December 31, 2005

Name	Securities Under Options Granted (#) (1)		Percent of Total Options Granted to Employees in Financial Year (2)	Exercise or Base Price (C$/Security)	Market Value of Securities Underlying Options on the Date of Grant (C$/Security) (3)	Expiration Date
Ian W. Telfer	1,400,000	(4)	27.5%	19.23	19.23	June 29, 2015
Robert R. McEwen	Nil		N/A	N/A	N/A	N/A
Peter D. Barnes	300,000	(5)	5.9%	19.23	19.23	June 29, 2015
Brad J. Boland	Nil		N/A	N/A	N/A	N/A
Russell C. Barwick	300,000	(5)	5.9%	19.23	19.23	June 29, 2015
Eduardo Luna	300,000	(5)	5.9%	19.23	19.23	June 29, 2015
Rohan Hazelton	90,000	(6)	1.8%	19.23	19.23	June 29, 2015

(1)                                  The class of securities underlying all stock options is Common Shares.

(2)                                  Based on the total number of options granted pursuant to the Stock Option Plan during the financial year ended December 31, 2005 of 5,095,000.

(3)                                  The exercise price of options is determined based on the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of grant in accordance with the terms of the Stock Option Plan.

(4)                                  These options vest as to 333,334 on June 29, 2005 (the date of grant), as to 466,667 on June 29, 2006, as to 466,666 on June 29, 2007 and as to 133,333 on June 29, 2008.

(5)                                  These options vest as to 66,667 on June 29, 2005 (the date of grant), as to 100,000 on June 29, 2006, as to 100,000 on June 29, 2007 and as to 33,333 on June 29, 2008.

(6)                                  These options vest over a three year period from their date of grant commencing on June 29, 2006.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2005

and Year-End Option Values

						Value of Unexercised in-the-
	Securities		Aggregate	Unexercised Options at		money Options at December 31,
	Acquired on		Value	December 31, 2005		2005 (1)
Name	Exercise		Realized	Exercisable	Unexercisable	Exercisable	Unexercisabl
	(#)		(C$)	(#)	(#)	(C$)	(C$)
Ian W. Telfer	375,000	(2)	6,693,750	1,533,334	1,066,666	21,498,338	7,114,662
Robert R. McEwen	Nil		Nil	2,535,000	Nil	28,920,917	Nil
Peter D. Barnes	25,000		300,750	191,667	233,333	2,057,169	1,556,331
Brad J. Boland	5,000		50,350	137,200	Nil	1,360,956	Nil
Russell C. Barwick	212,500		3,310,625	191,667	233,333	2,057,169	1,556,331
Eduardo Luna	Nil		Nil	274,584	233,333	3,579,634	1,556,331
Rohan Hazelton	38,750		394,875	5,000	90,000	64,500	600,300

(1)                                  Calculated using the closing price of the Common Shares on the TSX on December 31, 2005 of C$25.90 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)                                  Includes options to purchase 100,000 Common Shares which were exercised on December 31, 2005 but which did not settle until January 4, 2006.

Employment Agreements

The Company has entered into employment agreements with Ian W. Telfer as President and Chief Executive Officer, Peter D. Barnes as Executive Vice-President and Chief Financial Officer, Russell C. Barwick as Executive Vice-President and Chief Operating Officer and Eduardo Luna as Executive Vice-President. These employment agreements provide for severance payments of three years’ salary, in the case of Messrs. Telfer, Barwick and Luna, and two years’ salary in the case of Mr. Barnes, to be paid to each of such officers if there is a change of control of the Company and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. Such agreements were in place with Wheaton at the time of its merger with the Company. The Company will consider amending the employment agreements in 2006 to provide that severance will only be payable following a change of control which involves another triggering event. A “change of control” is defined in such agreements as the acquisition by any person or persons acting jointly and in concert of in excess of 50% of the issued and outstanding Common Shares.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company or any of its subsidiaries, from a change of control of the Company or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Luismin Pension Plan

Luismin, S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of the Company, maintains a non-contributory defined benefit pension plan (the “Luismin Pension Plan”) pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Luismin Pension Plan, the amount of an individual’s pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Luismin Pension Plan is 65.

The following table sets forth the total annual retirement benefits payable under the Luismin Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

Remuneration ($)	Years of Service
	15	20	25	30	35
125,000	22,568	28,203	33,839	42,924	42,924
150,000	28,042	35,046	42,051	55,059	55,059
175,000	33,517	41,889	50,262	67,192	67,192
200,000	38,991	48,732	58,474	79,325	79,325
225,000	44,465	55,576	66,686	91,459	91,459
250,000	49,941	62,419	74,898	103,592	103,592
300,000	60,889	76,105	91,322	127,859	127,859
400,000	82,788	103,478	124,169	176,392	176,392
500,000	104,686	130,851	157,016	224,925	224,925

The above table is applicable to Mr. Luna who has 16.6 years of service with Luismin.

Compensation of Directors

Standard Compensation Arrangements

The Board meets annually to review the adequacy and form of directors’ compensation. Effective March 17, 2005, each non-executive director of the Company receives (i) an annual retainer fee of $25,000, paid $6,250 quarterly, (ii) 3,500 restricted share rights (“Restricted Share Rights”) on an annual basis under the Company’s restricted share plan (the “Restricted Share Plan”), (iii) meeting fees of $1,500 per day for each Board or committee of the Board meeting attended, and (iv) reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. In lieu of the $25,000 annual retainer, the Chairman of the Board (currently, Douglas M. Holtby appointed on October 29, 2005) receives an annual retainer fee of $200,000. The Chairman of the Audit Committee (currently, Douglas M. Holtby) receives an additional retainer of $15,000 per year. The Chairman of the Compensation Committee (currently, Michael L. Stein), the Chairman of the Governance and Nominating Committee (currently, David R. Beatty) and the Chairman of the Sustainability, Environment, Health and Safety Committee (currently, Lawrence I. Bell) each receive an additional retainer of $5,000 per year.

During the financial year ended December 31, 2005, an aggregate of $607,833 was paid to nine non-executive directors and the Company granted an aggregate of 31,500 Restricted Share Rights to its nine non-executive directors. The following table provides details regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2005.

Name	Board Annual Retainer	Committee Chairman Retainer	Non Executive Chairman Retainer		Aggregat Board Attendance Fee	Aggregatee Committee Attendance Fee	Total Fees Paid in Cash	Restricted Share Rights	Total Fees
	($)	($)	($)		($)	($)	($)	($)	($)
David R. Beatty	25,000	5,000	—		27,000 (based on 18 Board meetings attended)	1,500 (based on 1 committee meeting attended)	58,500	18,340.48 Restricted Share Rights (4)	76,840.48

John P. Bell	25,000	—	—		25,500 (based on 17 Board meetings attended)	10,500 (based on 7 committee meeting attended)	61,000	18,340.48 Restricted Share Rights (4)	79,340.48

Lawrence I. Bell	25,000	5,000	—		25,500 (based on 17 Board meetings attended)	16,500 (based on 11 committee meeting attended)	72,000	18,340.48 Restricted Share Rights (4)	90,340.48

Douglas M. Holtby	25,000	15,000	33,333	(1)	25,500 (based on 17 Board meetings attended)	12,000 (based on 8 committee meeting attended)	110,833	18,340.48 Restricted Share Rights (4)	129,173.48

Brian W. Jones	25,000	—	—		33,000 (based on 22 Board meetings attended)	10,500 (based on 7 committee meeting attended)	68,500	18,340.48 Restricted Share Rights (4)	86,840.48

Antonio Madero	25,000	—	—		18,000 (based on 12 Board meetings attended)	4,500 (based on 3 committee meeting attended)	47,500	18,340.48 Restricted Share Rights (4)	65,840.48

Robert R. McEwen	25,000	—	—		22,500 (3) (based on 15 Board meetings attended)	—	47,500	18,340.48 Restricted Share Rights (4)	65,840.48

Donald R.M. Quick	25,000	—	—		34,500 (based on 23 Board meetings attended)	10,500 (based on 7 committee meeting attended (2))	70,000	18,340.48 Restricted Share Rights (4)	88,340.48

Michael L. Stein	25,000	5,000	—		34,500 (based on 23 Board meetings attended)	7,500 (based on 5 committee meeting attended (2))	72,000	18,340.48 Restricted Share Rights (4)	90,340.48

Ian W. Telfer	—	—	—		—	—	—	—	—

(1)                                  Mr. Holtby was appointed as Chairman of the Board on October 29, 2005. This amount represents payment of the $200,000 annual retainer payable to the Chairman of the Board for November and December 2005.

(2)                                  Includes special committee meetings held in connection with the Company’s merger with Wheaton.

(3)                                  Mr. McEwen was only paid $1,500 per Board meeting attended subsequent to February 14, 2005. Prior to such time, Mr. McEwen was paid through his consulting agreement with the Company. See “Summary Compensation Table” above for further details.

(4)                                  Each non-executive director was issued 1,167 Common Shares on June 29, 2005 at a deemed price per share of C$19.23.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2005 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

Other than as disclosed below, none of the directors of the Company were compensated for services as consultants or experts during the financial year ended December 31, 2005.

During the financial year ended December 31, 2005, Mr. McEwen was paid consulting fees by the Company in the amount of $314,420. See “Summary Compensation Table” above for further details.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2005:

(a)                                  the total amount of insurance is $75,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)                                 the annual premium is $1,357,089. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)                                  the policy provides for deductibles as follows:

(i)                                     with respect to the directors and officers there is no deductible applicable; and

(ii)                                  with respect to reimbursement of the Company there is a deductible per claim of $500,000.

Composition of the Compensation Committee

The Compensation Committee is composed of four directors of the Company who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2005, the members of the Compensation Committee were Michael L. Stein (Chairman), John P. Bell, Antonio Madero and Donald R. M. Quick. From January 1, 2005 to May 15, 2005, the Compensation Committee was composed of the following three directors of the Company who were neither officers nor employees of the Company or any of its subsidiaries:  Michael L. Stein (Chairman), Brian W. Jones and Donald R. M. Quick.

Report on Executive Compensation

Overall Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)                                  compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)                                 calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)                                  an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)                                 internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)                                  the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management (collectively, “Executive Management”). The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. In November and December 2005, the Compensation Committee received a presentation from Mercer Human Resource Consulting (“Mercer”) regarding the current executive compensation environment, practices in today’s market and investor expectations. Following consideration of the matters presented, discussions with management of the Company and receiving recommendations from management for 2005 bonuses and 2006 salaries for Executive Management and employees of the Company, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

The Compensation Committee’s mandate with Mercer was established in 2005. During 2005, Mercer attended portions of some Compensation Committee meetings, as requested by the Chairman of the Compensation Committee. The Compensation Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work. All services provided by Mercer to the Company, beyond Mercer’s role as advisor to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees. The Compensation Committee will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Compensation Committee. In this regard, some work currently done by Mercer for management will in future be included as part of the Compensation Committee’s mandate. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Mercer for all work done for the Compensation Committee and any other work the Compensation Committee has approved.

During the financial year ended December 31, 2005, Mercer’s fees as the Compensation Committee’s advisor totaled approximately $36,000. The Company also paid Mercer approximately $8,750 during 2005 for services rendered in connection with the Company’s employee benefit programs, including reviewing the Company’s existing benefit programs for its Vancouver head office and Red Lake Mine employees, facilitating development of the Company’s benefits philosophy and assisting with consolidating the Company’s benefits programs.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)                                  the particular responsibilities related to the position;

(b)                                 salaries paid by comparable businesses;

(c)                                  the experience level of the executive officer; and

(d)                                 his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver, copper and industrial minerals produced by the Company. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, significant weight is given to market comparable information and the advice of the Company’s external compensation advisor.

During the financial year ended December 31, 2005, bonuses were awarded to the following executive officers of the Company:  Ian W. Telfer, President and Chief Executive Officer, in the amount of C$1,000,000; Peter D. Barnes, Executive Vice-President and Chief Financial Officer, in the amount of C$300,000; and Eduardo Luna, Executive Vice-President, in the amount of C$250,000.

Long-Term Incentives

It is the compensation philosophy of the Company to provide a market based blend of base salaries, bonuses and an equity incentive component in the form of options. Base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options. The Company believes that the option component serves to further align the interests of management with the interests of the Company’s shareholders.

During the financial year ended December 31, 2005, the Board, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Company as follows:

Name of Officer	Title of Officer	Number of Options

Ian W. Telfer	President and Chief Executive Officer	1,400,000
Peter D. Barnes	Executive Vice-President and Chief Financial Officer	300,000
Russell C. Barwick	Executive Vice-President and Chief Operating Officer	300,000
Eduardo Luna	Executive Vice-President	300,000
Rohan Hazelton	Corporate Controller	90,000
John Begeman	Former Vice-President, Western Operations	75,000
		2,465,000

All of these options were granted at an exercise price of C$19.23 ($16.49), vest over a period of three years from their date of grant (commencing on June 29, 2005 for Messrs. Telfer, Barnes, Barwick and Luna and commencing on June 29, 2006 for Messrs. Hazelton and Begeman) and expire on June 29, 2015. The exercise price of the options is determined based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant in accordance with the terms of the Stock Option Plan.

Chief Executive Officer Compensation

The Compensation Committee:

(a)                                  periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)                                 reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)                                  leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)                                 based on the results of the Chief Executive Officer’s evaluation, recommends CEO compensation to the Board for approval; and

(e)                                  reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from an independent compensation consulting firm and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company. During the financial year ended December 31, 2005, Mr. Telfer’s base salary was C$750,000 and he was granted a cash bonus of C$1,000,000 in recognition of his contribution to the development of the Company. During the financial year ended December 31, 2005, Mr. Telfer was also granted options to purchase 1,400,000 Common Shares under the Stock Option Plan (see “Option Grants During the Financial Year Ended December 31, 2005” table above for further details). Effective January 1, 2006, Mr. Telfer’s annual base salary was increased to C$1,000,000.

The foregoing report has been submitted by the Compensation Committee:

Michael L. Stein (Chairman)

John P. Bell

Antonio Madero

Donald R. M. Quick

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2000 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index – Gold for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	2000	2001	2002	2003	2004	2005
Goldcorp Inc.	100.00	234.88	255.16	267.24	236.77	343.18
S&P/TSX Composite Index	100.00	87.43	76.55	97.01	111.06	137.85
S&P/TSX Composite Index – Gold	100.00	122.91	154.74	184.06	166.25	201.63

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	13,598,019	C$	15.08	7,895,497
Equity compensation plans not approved by securityholders	Nil	N/A		N/A
Total	13,598,019	C$	15.08	7,895,497

(1)                                  Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.

(2)                                  Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 12,500,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 500,000.

Stock Option Plan

The Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005. A copy of the Stock Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Stock Option Plan is designed to advance the interests of the Company by encouraging employees, officers and consultants to have equity participation in the Company through the acquisition of Common Shares. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan is 12,500,000, representing approximately 3.10% of the issued and outstanding Common Shares (on a fully-diluted basis). Options to purchase an aggregate of 5,095,000 Common Shares, representing approximately 1.5% of the issued and outstanding Common Shares, are currently outstanding under the Stock Option Plan and no Common Shares were issued during the year ended December 31, 2005 upon exercise of options granted under the Stock Option Plan. This leaves 7,405,000 Common Shares, representing approximately 2.2% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

Under the Stock Option Plan, stock options may be granted to employees, officers and consultants of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The exercise price per share is not to be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The exercise period for each stock option is not to be more than ten years. Options may be granted subject to vesting requirements. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Options are not assignable, except with the permission of the Company, and terminate: (i) within 30 days following the termination of an optionee’s employment, with or without cause, or the retirement of an optionee from the Company; and (ii) within a period of time up to 12 months following the death of an optionee, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an optionee’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit participants to exercise their options within the original term.

Under the Stock Option Plan, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Stock Option Plan to change the maximum number of Common Shares issuable under the Stock Option Plan and to change the provisions relating to insider restrictions, insider re-pricing and the extension of insider options. All other amendments to the Stock Option Plan may be made by the Board without obtaining shareholder approval, such amendments, including re-pricing of non-insider options or adding a cashless exercise feature of an option.

Restricted Share Plan

The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that Restricted Share Rights may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 Restricted Share Rights per director each year. An aggregate of 500,000 Common Shares have been reserved for issuance under the Restricted Share Plan, representing approximately 0.12% of the issued and outstanding Common Shares (on a fully-diluted basis). Restricted Share Rights to purchase an aggregate of 10,503 Common Shares, representing less than one percent of the issued and outstanding Common Shares, are currently outstanding under the Restricted Share Plan and no Common Shares were issued during the year ended December 31, 2005 upon exercise of rights granted under the Restricted Share Plan. This leaves 489,497 Common Shares, representing approximately 0.12% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right is exercisable into one Common Share at the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period.

Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

Eight out of the nine members of the Board are independent within the meaning of the Governance Guidelines and hold regularly scheduled meetings. Each of David R. Beatty, John P. Bell, Lawrence I. Bell, Douglas M. Holtby, Brian W. Jones, Antonio Madero, Donald R. M. Quick and Michael L. Stein are independent. Mr. Ian W. Telfer is not independent as he is an officer of the Company. The one proposed director nominee will be independent.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•                  a non-executive Chairman has been elected;

•                  there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•                  when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•                  under the by-laws of the Company, any two directors may call a meeting of the Board;

•                  the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and

•                  in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Chairman of the Board

The Chairman of the Board (Mr. Holtby) is an independent director. The primary roles of the Chairman are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public, and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board. The Chairman also maintains communications with the Company’s Director, Legal.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2005.

Meetings Attended out of Meetings Held
Director	Board				Sustainability, Environment, Health and Safety Committee
		Audit Committee	Compensation Committee	Governance and Nominating Committee
David R. Beatty	18 out of 24	n/a	n/a	1 out of 1	n/a
John P. Bell (1)	17 out of 17	n/a	4 out of 4	n/a	3 out of 3
Lawrence I. Bell (1)	17 out of 17	7 out of 7	n/a	1 out of 1	3 out of 3
Douglas M. Holtby (1)	17 out of 17	7 out of 7	n/a	1 out of 1	n/a
Brian W. Jones	22 out of 24	7 out of 7	n/a	n/a	n/a
Antonio Madero (1)(4)	12 out of 17	n/a	2 out of 4	n/a	1 out of 3
Robert R. McEwen (2)	20 out of 20	n/a	n/a	n/a	n/a
Donald R. M. Quick	23 out of 24	n/a	4 out of 4	n/a	3 out of 3
Michael L. Stein	23 out of 24	n/a	4 out of 4	1 out of 1	n/a
Ian W. Telfer (1)(3)	17 out of 17	n/a	n/a	n/a	n/a

(1)                                  These directors were appointed to the Board effective February 24, 2005, seven Board meetings having been held in 2005 prior to their appointments.

(2)                                  Mr. McEwen resigned from the Board effective October 29, 2005, four Board meetings having been held in 2005 subsequent to his resignation.

(3)                                  Mr. Telfer is not a member of any committee of the Board.

(4)                                  As a result of various competing commitments, Mr. Madero did not attend five out of the 17 Board meetings held, two out of the four Compensation Committee meetings held and two out of the three Sustainability, Environment, Health and Safety Committee meetings held. However, following each of such meetings, Mr. Madero contacted the Chairman of the Board or the Chairman of the applicable committee and was extensively briefed on the matters transacted at such meetings.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting. During the financial year ended December 31, 2005, the independent directors held four meetings without Ian W. Telfer or other members of management in attendance.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than Messrs. Holtby and Telfer who both serve on the board of UrAsia Energy Ltd., no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

David R. Beatty	Bank of Montreal (since 1992)	Governance and Nominating Committee
Risk Review Committee

	FirstService Corporation (since 2001)	Executive Compensation Committee
Nominating and Corporate Governance Committee

	Garbell Holdings Limited (since 1995)	None

	Husky Injection Molding Systems Ltd. (since 2004)	Compensation Committee
Corporate Governance Committee

	Inmet Mining Corporation (since 2003)	Lead Director
Compensation Committee
Corporate Governance and Nominating Committee

John P. Bell	Taiga Building Products Ltd. (since 2005)	Audit Committee
Compensation Committee
Corporate Governance Committee

	Taiga Forest Products Ltd. (since 2003)	Audit Committee
Compensation Committee
Corporate Governance Committee

Lawrence I. Bell	Hardwoods Distribution Income Fund (since 2004)	Audit Committee
Governance Committee

	International Forest Products Limited (since 1998)	Audit Committee
Corporate Governance Committee
Management Resources and Compensation Committee

	Miramar Mining Corporation (since 2003)	Audit and Risk Management Committee
Corporate Governance and Nominating Committee

Douglas M. Holtby	UrAsia Energy Ltd. (since 2005)	Audit Committee

Brian W. Jones	None	None

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Antonio Madero	Alfa, S.A. de C.V. (since 1984)

Deere and Company (since 1997)

Group Industrial Saltillo S.A. de C.V. (since 1985)

Grupo Mexico S.A. de C.V. (since 2000)

Grupo Posadas S.A. de C.V. (since 1994)

SanLuis Corporacion S.A. de C.V. (since 1979)

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Donald R. M. Quick	None	None

Michael L. Stein	Canadian Apartment Properties Real Estate Investment Trust (since 1997)	None

Ian W. Telfer	BioteQ Environmental Technologies Inc. (since 2002)	Audit Committee
Corporate Governance Committee

	PetroWorld Corp. (since 2005)	None

	Silver Wheaton Corp. (since 2004)	None

	UrAsia Energy Ltd. (since 2005)	None

Director Investment Requirements

The Board has implemented a policy which requires directors of the Company to hold a minimum of 10,000 Common Shares. This requirement is to be attained within three years of the implementation of this policy or becoming a director of the Company, whichever is later, and must be maintained throughout their tenure as a director. As of the date hereof, six out of the nine directors have attained these director investment requirements. See “Election of Directors” below for details regarding security holdings of the Company’s directors.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                  the strategic planning process of the Company;

•                  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•                  succession planning, including appointing, training and monitoring senior management;

•                  a communications policy for the Company to facilitate communications with investors and other interested parties; and

•                  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule ”A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the committees of the Board and the Chief Executive Officer of the Company.

Orientation and Continuing Education

The Governance and Nominating Committee, in conjunction with the Chairman of the Board, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2005.

Date and Place	Description of Event	Attendees

May 17, 2005 Red Lake Mine, Ontario	Tour of the Red Lake Mine provided by the Company	John P. Bell Lawrence I. Bell Robert R. McEwen

June 20/21, 2005 Denver, Colorado	Strategic planning meeting	John P. Bell Lawrence I. Bell Douglas M. Holtby Brian W. Jones Robert R. McEwen Donald R. M. Quick Michael L. Stein Ian W. Telfer

Date and Place	Description of Event	Attendees

August 17, 2005 Red Lake Mine, Ontario	Tour of the Red Lake Mine provided by the Company	Antonio Madero Ian W. Telfer

September 2005 Deadwood, South Dakota	Tour of the Wharf Mine. Sustainability, Environment, Health and Safety conference hosted by the Company	John P. Bell Lawrence I. Bell Donald R. M. Quick

October 24/25, 2005 Amapari, Brazil	Tour of the Amapari Mine provided by the Company	John P. Bell Douglas M. Holtby Robert R. McEwen Donald R. M. Quick Michael L. Stein Ian W. Telfer

November 27 to December 2, 2005 Mexico	Tour of the Mexican operations provided by the Company	John P. Bell Lawrence I. Bell Douglas M. Holtby Brian W. Jones Donald R. M. Quick Michael L. Stein Ian W. Telfer

December 2005	Rotman School of Management, Director Education Program	David R. Beatty (1) John P. Bell Douglas M. Holtby

(1)                                  Throughout 2005, Mr. Beatty was a Professor for eight separate courses at the Rotman School of Management.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Financial Officer (for the purpose of the Code, the Company’s Chief Financial Officer acts as the Director, Risk) or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.goldcorp.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Director, Risk regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The proposed policy is described under “Election of Directors” in this management information circular.

Compensation

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.

Advisors to the Committee

During the financial year ended December 31, 2005, the Compensation Committee retained Mercer to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers and to provide advice to the Compensation Committee on policy recommendations prepared by management. See “Report on Executive Compensation – Compensation Committee Mandate” above for further details regarding the engagement of Mercer by the Compensation Committee and by the Company.

Committees of the Board

The Board has the following four standing committees:

•                  the Audit Committee;

•                  the Compensation Committee;

•                  the Governance and Nominating Committee; and

•                  the Sustainability, Environment, Health and Safety Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Audit Committee – Messrs. Holtby (Chair), L. Bell and Jones

Compensation Committee – Messrs. Stein (Chair), J. Bell, Madero and Dr. Quick

Governance and Nominating Committee – Messrs. Beatty (Chair), L. Bell, Holtby and Stein

Sustainability, Environment, Health and Safety Committee – Messrs. L. Bell (Chair), J. Bell, Madero and Dr. Quick

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of:

•                  the integrity of the Company’s financial statements;

•                  the Company’s compliance with legal and regulatory requirements;

•                  the qualifications and independence of the Company’s independent auditors; and

•                  the performance of the independent auditors and the Company’s internal audit function.

Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 20, 2006 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule ”A”. The AIF is available under the Company’s profile at www.sedar.com.

Compensation Committee

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•                  the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•                  the Company’s Chief Executive Officer; and

•                  members of senior management of the Company.

Governance and Nominating Committee

The purposes of the Governance and Nominating Committee are to:

•                  identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

•                  develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Sustainability, Environment, Health and Safety Committee

The purposes of the Sustainability, Environment, Health and Safety Committee are to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety matters.

In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:

•                  reviewing the corporate and operational sustainability, environment, health and safety policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

•                  oversee that the sustainability, environment, health and safety policies, procedures and practices are in place, operational and supported by sufficient resources;

•                  receive and review periodic operational and compliance reports from management in relation to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those reports;

•                  review material incidents relating to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those incidents;

•                  promote and support improvements to the Company’s sustainability, environment, health and safety performance and record; and

•                  review sustainability, environment, health and safety audits.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. During 2005, the Governance and Nominating Committee designed a written questionnaire that was sent to each director. The questionnaire asked directors to rate the Board practices under the following three headings:

1.                                       Board (and committee) skills, culture and operations as they perceive them today;

2.                                       The Board effectiveness today in:

•                                          helping to set the Company’s strategic direction,

•                                          ensuring custody of financial reporting and disclosure, and

•                                          evaluating and compensating senior executives; and

3.                                       The Board’s accomplishments during the current year and its goals for the coming year.

Under each section the directors were encouraged to add their comments.

The questionnaires were compiled by an independent advisor, circulated to all members of the Governance and Nominating Committee and discussed in detail amongst the members of the Governance and Nominating Committee.

Concurrently with the written survey, the Chairman of the Board held formal discussions with each director about the operations of the Board and the performance of each director.

The overall conclusion from these questionnaires and formal discussions was that the Board was working effectively since the Company’s merger with Wheaton in April 2005. A number of improvements have been implemented as a result of these Board assessments, including a Chairman’s roundtable before each Board meeting, an expansion of the Board’s skill sets in financial expertise and a continuous review of the quality of Board briefings.

Indebtedness of Directors and Executive Officers

Other than the indebtedness of certain officers of one of the Company’s subsidiaries set forth in the following table, none of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2005, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Indebtedness of Directors and Executive Officers

Name and Principal Position	Involvement of the Company (1)	Largest Amount Outstanding During Financial Year Ended December 31, 2005 ($)		Amount Outstanding as at March 20, 2006 ($)
Salvador Garcia Vice-President, Production of Luismin, S.A. de C.V.	Lender	2,288	(2)	Nil	(2)
Luis Muruato Vice-President, Development of Luismin, S.A. de C.V.	Lender	4,576	(2)	Nil	(2)

(1)                                  These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a 82% owned subsidiary of the Company.

(2)                                  All indebtedness relates to loans to purchase automobiles made prior to July 30, 2002. These loans were repaid in full during the financial year ended December 31, 2005. No other loans will be extended to these officers of Luismin, S.A. de C.V.

Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes the Company from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executive officers does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. The Company does not extend credit to any of its current directors or executive officers.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed below, no (a) director or executive officer of the Company who has held such position at any time since January 1, 2005; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

As at the date hereof, insiders of the Company hold an aggregate of 81,250 Series A common share purchase warrants and 50,000 Series B common share purchase warrants, each representing less than one percent of the outstanding Series A common share purchase warrants and Series B common share purchase warrants, respectively.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since January 1, 2005, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

During the financial year ended December 31, 2005, the Company sold its holdings in three marketable securities to a company owned by Robert McEwen, the former non-Executive Chairman and Chief Executive Officer of the Company. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in proceeds to the Company totaling approximately $4 million. During the financial year ended December 31, 2005, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $300,000.

Number of Directors

The OBCA provides that, where a minimum and maximum number of directors of a company is provided for in its articles, the directors of a company may, if empowered by special resolution of the shareholders of the company, by resolution determine the number of directors within the minimum and maximum and the number of directors to be elected at the annual meeting of the shareholders of the company. Management is of the view that this flexibility is in the best interests of the Company.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form set out below (the “Number of Directors Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, empowering the directors of the Company to determine by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors to be elected at the annual meeting of shareholders of the Company.

The Board and management recommend the adoption of the Number of Directors Resolution. To be effective, the Number of Directors Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Number of Directors Resolution.

The text of the Number of Directors Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.                                       The directors of the Company be and they hereby are authorized and empowered to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company; and

2.                                       any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Election of Directors

The Company’s Articles of Arrangement provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of nine directors. At the Meeting, the nine persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. All of the Nominees, other than Bev Briscoe, were elected at the last annual and special meeting of the Company’s shareholders held on May 16, 2005.

Majority Voting for Directors. The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 20, 2006.

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

David R. Beatty, O.B.E. (3) Ontario, Canada	Chairman and Chief Executive Officer of Beatinvest Limited (an investment company)	August 1994	17,167	(5)

John P. Bell (2)(4) British Columbia, Canada	Self Employed	February 2005	1,167	(6)

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Lawrence I. Bell (1)(3)(4) British Columbia, Canada	Non-Executive Chairman of the British Columbia Hydro and Power Authority and Powerex Corp.	February 2005	11,167	(7)

Douglas M. Holtby (1)(3) British Columbia, Canada	Chairman of the Board of the Company, President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)	February 2005	11,167	(8)

Antonio Madero (2)(4) Mexico City, Mexico	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V. (an auto parts manufacturer)	February 2005	1,167	(9)

Dr. Donald R.M. Quick (2)(4) Ontario, Canada	Private Investor	November 2000	10,667	(10)

Michael L. Stein (2)(3) Ontario, Canada	Chairman and Chief Executive Officer of MPI Group Inc. (a private investment and operating group of companies) and Chairman of Canadian Apartment Properties Real Estate Investment Trust	August 1994	84,167	(11)

Ian W. Telfer British Columbia, Canada	President and Chief Executive Officer of the Company	February 2005	85,000	(12)

Bev Briscoe British Columbia, Canada	President and Owner of Briscoe Management Limited	Nominee	Nil

(1)                                  Member of the Audit Committee. It is anticipated that following the Meeting, the Audit Committee will be re-constituted to replace Brian Jones who is not standing for re-election at the Meeting but will serve on the Audit Committee until his resignation becomes effective upon the election of the new directors.

(2)                                  Member of the Compensation Committee.

(3)                                  Member of the Governance and Nominating Committee.

(4)                                  Member of the Sustainability, Environment, Health and Safety Committee.

(5)                                  Mr. Beatty also owns options to purchase 72,000 Common Shares and 2,333 Restricted Share Rights.

(6)                                  Mr. John Bell also owns options to purchase 62,500 Common Shares and 2,333 Restricted Share Rights.

(7)                                  Mr. Lawrence Bell also owns options to purchase 77,500 Common Shares and 2,333 Restricted Share Rights.

(8)                                  Mr. Holtby also owns options to purchase 137,500 Common Shares, warrants to purchase 12,500 Common Shares and 2,333 Restricted Share Rights.

(9)                                  Mr. Madero also owns 2,333 Restricted Share Rights.

(10)                            Dr. Quick also owns options to purchase 48,000 Common Shares and 2,333 Restricted Share Rights.

(11)                            Mr. Stein also owns options to purchase 72,000 Common Shares and 2,333 Restricted Share Rights.

(12)                            Mr. Telfer also owns options to purchase 2,600,000 Common Shares and warrants to purchase 8,750 Common Shares.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

David R. Beatty – Director. Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Managing Director of the Canadian Coalition for Good Governance and Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He also serves on the boards of the Bank of Montreal, FirstService Corporation, Garbell Holdings Ltd., Husky Injection Molding Systems Ltd. and Inmet Mining Corporation. He was previously Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited.

John P. Bell – Director. Mr. John Bell is currently the non-executive Chairman of Coast Cranberries and an independent director of Taiga Forest Products Ltd. and Taiga Building Products Ltd. Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992.

Lawrence I. Bell – Director. Mr. Lawrence Bell is the non-executive Chairman of both the British Columbia Hydro and Power Authority and Powerex Corp. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority. He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited and Miramar Mining Corporation and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

Douglas M. Holtby – Chairman of the Board and Director. Mr. Holtby is a Chartered Accountant. He is currently the Chairman of the Board and President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited.

Antonio Madero – Director. Mr. Madero is the founder, Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V., a Mexican-based global publicly-held company and world leader manufacturer of suspensions, brake components and systems for the automotive industry, which clients include General Motors, Toyota, Nissan, Ford, DaimlerChrysler, BMW, Mercedes-Benz, with operations in Brazil, Mexico and the United States. Mr. Madero holds an MBA from Harvard University and a degree in Mining and Metallurgical engineering from the National University of Mexico. Mr. Madero is a director of Deere & Company; Alfa, S.A. de C.V; Grupo Industrial Saltillo, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Posadas, S.A. de C.V., the National Museum of Art, Mexico, and the New York Philharmonic Orchestra. Mr. Madero is a retired member of the International Advisory Council of J.P. Morgan Chase, New York; a member and former Chairman of the Mexican Businessmen Council; Founder and Honorary Life Chairman of the Fundación México en Harvard; member of the Chairman’s Council of the Museum of Modern Art, New York; member of the Committee on University Resources at Harvard University; a founder and member of the Advisory Committee of the David Rockefeller Centre for Latin American Studies at Harvard University; a member of The Trilateral Commission; the Governing Board of the Universidad Panamericana; and Chairman’s council, Americas Society, New York. Mr. Madero has received many recognitions and awards from Mexican businesses, education and civic organizations and from Harvard University.

Dr. Donald R.M. Quick – Director. Dr. Quick was a director of CSA Management Inc. from 1996 to 2000 and has been a director of the Company since 2000. Dr. Quick is a private investor. He graduated from the University of Western Ontario in 1973. He received his Director of Chiropractic in 1977 from the Canadian Memorial Chiropractic College. Dr. Quick is a Fellow of the International Academy of Clinical Acupuncture. In 1990, he took the Canadian Securities Course.

Michael L. Stein – Director. Mr. Stein is Chairman and Chief Executive Officer of the MPI Group Inc. (a private investment and operating group of companies) and Founder and Chairman of Canadian Apartment Properties Real Estate Investment Trust. He was previously the Chairman and Chief Executive Officer of Canadian Apartment Communities Inc. and Canadian Apartment Management Inc. He was a director of CSA Management Inc. from 1994 to 2000. Mr. Stein has a degree in Civil Engineering from the Israel Institute of Technology and holds an MBA from Columbia University.

Ian W. Telfer – President, Chief Executive Officer and Director. Mr. Telfer has been Chief Executive Officer and President of Goldcorp since February 24, 2005 and March 17, 2005, respectively, and Chairman and Chief Executive Officer of Wheaton prior to such time since September 2001. Mr. Telfer has over 20 years experience in the precious metals business. As a founding director of TVX Gold Inc., he served as its President and Chief Executive Officer during the first ten years and has also held positions as a director of Lihir Gold, and President and Chief Executive Officer of Vengold Inc.

Bev Briscoe, FCA – Nominee Director. Ms. Briscoe has been President and owner of Briscoe Management Limited since 2004 and is the Chair of the Industry Training Authority for BC. From 1997 to 2004, Ms. Briscoe was President, and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice-President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice-President, Finance of Rivtow Group of Companies and from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Duke Energy Income Fund, Ritchie Brothers Auctioneers Inc. and DTI Dental Technologies Inc. She is a Chartered Accountant and received her Bachelor of Commerce from the University of British Columbia.

Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) David Beatty who was a director of a mining company when it made an application under the CCAA on January 7, 2005; (b) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; (c) Michael Stein who was a director of a retail company when it filed for voluntary assignment in bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to a cease trade order by the Ontario Securities Commission on July 21, 2000; and (d) Ian Telfer who was Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on March 17, 2005.

Confirmation of New General By-Law

The directors of the Company have approved a new general by-law no. 2 (the “New By-Law”) for the Company which became effective on March 3, 2006. Shareholders are being asked to confirm the New By-Law.

The New By-Law is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers’ duties, the establishment of committees of the Board, the authority of persons to contract on behalf of the Company and similar matters. The complete text of the New By-Law is attached hereto as Schedule ”B”.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “New By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the New By-Law.

The Board and management recommend the adoption of the New By-Law Resolution. To be effective, the New By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the New By-Law Resolution.

The text of the New By-Law Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.                                       the new general by-law no. 2 in the form attached to the management information circular of the Company dated March 20, 2006 as Schedule ”B” is hereby confirmed as the new general by-law for the Company, subject to such additions, deletions or other changes thereto, if any, as any one officer or any one director of the Company may consider necessary or desirable and shall approve; and

2.                                       any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Early Warrant Exercise Transaction

Unless the context otherwise suggests, references to “Warrants” in this section of the management information circular refer to the following five series of common share purchase warrants of the Company:  the First Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants and the U.S. Dollar Warrants, details of which are set out below under “Distribution of New Warrants to Warrantholders Upon Early Exercise of Warrants” (the holders of the First Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants and the U.S. Dollar Warrants are collectively referred to herein as the “Warrantholders”).

Distribution of New Warrants to Warrantholders Upon Early Exercise of Warrants

The Company proposes to provide to Warrantholders up to 8,681,890 additional common share purchase warrants of the Company (the “New Warrants”) upon the early exercise of the Warrants. Each New Warrant will entitle the holder to purchase one Common Share at a price equal to 150% of the volume weighted average trading price (the “VWAP”) of the Common Shares on the TSX for the five trading days ending on the last trading day of the Early Exercise Period (as defined herein) (the “Early Exercise Expiry Date”), rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) on the date which is five years following the Early Exercise Expiry Date, subject to adjustment in certain events. The following table sets forth certain details regarding each series of Warrants:

Series of Warrants	Expiry Date (1)	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	May 13, 2009	2.08 Common Shares	C$	20.00	C$	9.62
Series A Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
Series B Warrants	August 25, 2008	0.25 of a Common Share	C$	3.10	C$	12.40
Series C Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
U.S. Dollar Warrants	April 30, 2007	2.08 Common Shares	US$	25.00	US$	12.02

(1)                                  The Warrants expire at 5:00 p.m. (Toronto time) on the respective expiry dates.

The First Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of August 1, 2005 (the “First Warrant Indenture”) between the Company and CIBC Mellon Trust Company (the “Warrant Agent”). The Series A Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the “Series A Warrant Indenture”) between the Company and the Warrant Agent. The Series B Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the “Series B Warrant Indenture”) between the Company and the Warrant Agent. The Series C Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the “Series C Warrant Indenture”) between the Company and the Warrant Agent. The U.S. Dollar Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of August 1, 2005 (the “U.S. Dollar Warrant Indenture”, and collectively with the First Warrant Indenture, the Series A Warrant Indenture, the Series B Warrant Indenture and the Series C Warrant Indenture, the “Warrant Indentures”) between the Company and the Warrant Agent.

Subject to the Company receiving all required approvals, including the requisite approval of the Warrantholders to amend the respective Warrant Indentures that govern the Warrants (the amendments to the Warrant Indentures are collectively referred to herein as the “Warrant Amendments”) and the requisite approval of the shareholders of the Company (the “Shareholders”) to issue the New Warrants, each Warrant will entitle the holder thereof to acquire the number of underlying common shares of the Company (the “Common Shares”) otherwise issuable upon the exercise of the respective Warrants and a fraction of a New Warrant as set forth in the table below, in the event that such holder exercises such holder’s Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Warrant Amendments.

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised during the Early Exercise Period
First Warrants	0.44
Series A Warrants	0.01
Series B Warrants	0.08
Series C Warrants	0.01
U.S. Dollar Warrants	0.32

The Warrant Amendments will be effected pursuant to the terms of supplemental warrant indentures (the “Supplemental Indentures”) to be entered into between the Company and the Warrant Agent.

The Supplemental Indentures will also provide that, in the event that at least 66 2/3 percent of the Warrants outstanding on the date of the Warrant Amendments of any series of Warrants are exercised during the

Early Exercise Period, any Warrants of such series that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the five date VWAP ending on the Early Exercise Expiry Date (the “Five Day VWAP”) multiplied by the exercise basis of the applicable Warrants (the “Exercise Basis”), less the exercise price of the applicable Warrants, divided by (ii) the Five Day VWAP; and (b) a fraction of a New Warrant as follows:  0.22 of a New Warrant for each First Warrant, 0.005 of a New Warrant for each Series A Warrant, 0.04 of a New Warrant for each Series B Warrant, 0.005 of a New Warrant for each Series C Warrant and 0.16 of a New Warrant for each U.S. Dollar Warrant. The Common Shares and New Warrants issuable in exchange for Warrants not voluntarily exercised during the Early Exercise Period are collectively referred to herein as the “Exchange Shares” and the “Exchange Warrants”, respectively. Any Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

In the event that less than 66 2/3 percent of any series of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant of such series will continue to entitle the holder to acquire the number of Common Shares currently issuable upon exercise until the expiry date of such series pursuant to their original respective terms.

Background and Reasons for the Warrant Amendments

As of March 20, 2006, 2,998,750 First Warrants, 48,958,522 Series A Warrants, 64,132,324 Series B Warrants, 46,543,723 Series C Warrants and 3,990,100 U.S. Dollar Warrants were issued and outstanding, of which, two insiders of the Company held an aggregate of 81,250 Series A Warrants, representing less than one percent of the outstanding Series A Warrants, and one insider of the Company held 50,000 Series B Warrants, representing less than one percent of the outstanding Series B Warrants. As of March 20, 2006, 341,164,634 Common Shares were issued and outstanding, of which 232,936, representing less than one percent of the outstanding Common Shares, were held by insiders of the Company.

Management of the Company has reviewed Goldcorp’s capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of the Company and align the Company’s capital needs with the proceeds from the exercise of the Warrants. The Company believes that the trading pattern of the Warrants is currently substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants does not include a significant option value component in addition to the intrinsic or the “in-the-money” value of the Warrants. Further, management believes that the market for the Warrants is relatively illiquid and that it is unlikely that a liquid trading market for the Warrants will develop prior to the expiry of the Warrants. The following table compares the trading price and the intrinsic value of each series of Warrants for the 20 trading days ending on March 17, 2006.

20 Trading Day Premium

(February 20, 2006 to March 17, 2006)

Series of Warrants	Trading Price	Intrinsic Value	Percentage of Premium to Intrinsic Value
	(C$) (1)	(C$) (2)	(%)

First Warrants	43.35	43.79	(1)
Series A Warrants	6.41	6.02	7
Series B Warrants	4.58	4.57	0
Series C Warrants	6.16	6.02	2
U.S. Dollar Warrants (3)	35.74	34.82	3

(1)                                  20 day volume weighted average trading price as at March 17, 2006 of the respective Warrants.

(2)                                  20 day Volume weighted average trading price as at March 17, 2006 of the Common Shares on the TSX multiplied by the Exercise Basis of the respective Warrants less the exercise price of the respective Warrants.

(3)                                  Canadian dollar equivalents calculated based on the closing exchange rate for Canadian dollars in terms of the United

States dollar, as quoted by the Bank of Canada on March 17, 2006, of US$1.00 = C$1.1589.

On March 20, 2006, the directors of the Company approved the submission of the Warrant Amendments to Warrantholders and Shareholders for their approval.

The Company believes that the transaction contemplated would have the following benefits to the Company, the Warrantholders and the Shareholders:

(a)                                  the early exercise of the Warrants would simplify the capital structure of the Company and increase the Company’s financial strength and flexibility;

(b)                                 the early exercise of the Warrants would align the Company’s current capital needs with the proceeds to be realized upon the exercise of the Warrants;

(c)                                  in the event that all of the Warrants are exercised during the Early Exercise Period, the Company would receive gross proceeds of approximately $460 million to repay debt;

(d)                                 the transaction contemplated enables the Company to access significant proceeds at an attractive cost of capital relative to an equity financing such as a public offering or a private placement;

(e)                                  the estimated expenses associated with the Warrant Amendments of C$5.2 million are significantly less than the estimated expenses and underwriting fees which would be incurred in connection with an equity financing such as a public offering or private placement;

(f)                                    the issuance of the New Warrants will result in less dilution to the Shareholders than an equity financing such as a public offering or private placement which would likely be priced at a discount to the trading price of the Common Shares;

(g)                                 the early exercise of the Warrants would increase the Company’s public float, which management believes may increase the trading liquidity of the Common Shares;

(h)                                 management believes the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants versus the relatively illiquid trading market for the Warrants; and

(i)                                     the Warrant Amendments would provide the Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments.

Fairness Opinions

In connection with the proposed Warrant Amendments, the Company has engaged GMP Securities L.P. (“GMP”) and BMO Nesbitt Burns Inc. (“BMO NB” and collectively the “Financial Advisors”) to act as financial advisors to the Company in connection with the issuance of the New Warrants to Warrantholders. BMO NB has provided an opinion (the “Warrantholder Fairness Opinion”) as to the fairness of the issuance of the New Warrants pursuant to the Warrant Amendments, from a financial point of view, to the Warrantholders, excluding insiders of the Company. GMP has provided an opinion (the “Shareholder Fairness Opinion”) as to the fairness of the issuance of the New Warrants, from a financial point of view, to the Shareholders, excluding insiders of the Company.

BMO NB determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company, if the probable aggregate value of the Common Shares underlying each series of Warrants and the New Warrants to be issued to Warrantholders pursuant to the Supplemental Indentures following the Warrant Amendments would exceed the probable aggregate value available to the Warrantholders in respect of the Warrants if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). BMO NB did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

GMP determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Shareholders, excluding insiders of the Company, if the probable aggregate value of the Common Shares to Shareholders as at the date of the Shareholder Fairness Opinion, after the issuance of the New Warrants to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative. GMP did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

The Shareholder Fairness Opinion is dated as of March 20, 2006 and was delivered to the board of directors of the Company. Based upon and subject to the assumptions made and the matters considered in the Shareholder Fairness Opinion, GMP is of the opinion that, as of March 20, 2006, the issuance of the New Warrants to Warrantholders is fair, from a financial point of view, to the Shareholders, excluding insiders of the Company. The Shareholder Fairness Opinion is based upon a variety of factors and assumptions and must be considered as a whole. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. A copy of the Shareholder Fairness Opinion is attached as Schedule ”C” to this management information circular and should be read in its entirety.

In addition to providing the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion, the general services covered by the engagement of GMP and BMO include providing analysis and advice to the Company in connection with the Warrant Amendments, assisting management with marketing and participating in the preparation and review of documentation in connection with the proposed Warrant Amendments.

Recommendation of the Board of Directors

The material factors considered by the directors of the Company which provided support for the conclusion that the issuance of the New Warrants to Warrantholders is fair to Warrantholders and Shareholders, excluding insiders of the Company, were:

(a)                                  in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Company would issue 8,681,890 New Warrants to Warrantholders which, if fully exercised, would represent approximately 2.5 percent of the issued and outstanding Common Shares as at March 17, 2006;

(b)                                 the Warrant Amendments provide Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments;

(c)                                  the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants versus the relatively illiquid trading market for the Warrants;

(d)                                 the Warrantholder Fairness Opinion to the directors of the Company provides that the issuance of the New Warrants to Warrantholders is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Warrantholders;

(e)                                  the Shareholder Fairness Opinion to the directors of the Company provides that the issuance of the New Warrants pursuant to the Warrant Amendments is fair, from a financial point of view, to the Shareholders, excluding insiders of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Shareholders;

(f)                                    if all of the Warrants are exercised during the Early Exercise Period, the proceeds from such early exercise would provide a cost effective alternative source of funds for the Company;

(g)                                 in order to be effective, the Warrant Amendment for each series of Warrants must be approved by not less than 66 2/3 percent of the votes cast in respect of such Warrant Amendment by Warrantholders of each series of Warrants, respectively, excluding insiders of the Company;

(h)                                 pursuant to the requirements of the TSX, the issuance of the New Warrants must be approved at a meeting of shareholders by a majority of the votes cast thereat by Disinterested Shareholders (as defined herein);

(i)                                     in the event that not less than 66 2/3 percent of a series of outstanding Warrants are exercised during the Early Exercise Period, holders of unexercised Warrants of such series will receive a fraction of a Common Share equivalent in value to the intrinsic or “in-the-money” value of their Warrants plus a fraction of a New Warrant, without any payment of additional consideration or the exercise price in respect thereof; and

(j)                                     in the event that less than 66 2/3 percent of any series of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant of such series will continue to entitle the holder to acquire the number of Common Shares currently issuable upon exercise until the expiry date of such series pursuant to their original respective terms.

In light of the number and variety of factors considered by the directors of the Company in connection with their evaluation of the issuance of the New Warrants, the directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

In order to arrive at its recommendation, the directors of the Company obtained the advice of its legal counsel and the Financial Advisors, completed a detailed examination of the terms and conditions of the Warrant Amendments and completed a detailed examination of the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion.

The directors of the Company have determined that the issuance of the New Warrants is in the best interests of the Company and is fair to Warrantholders and Shareholders, excluding insiders of the Company. The directors of the Company recommend that Disinterested Shareholders vote in favour of the issuance of the New Warrants.

Shareholder Approval

Pursuant to the requirements of the TSX, the issuance of the New Warrants to be issued upon the exercise of the Warrants requires the approval of a majority of the votes cast by the shareholders of the Company, excluding insiders of the Company and shareholders who are also Warrantholders (the “Disinterested Shareholders”) at the Meeting.

As of March 20, 2006, insiders of the Company held an aggregate of 232,936 Common Shares, representing less than one percent of the outstanding Common Shares, which will be excluded for the purposes of the vote of the Disinterested Shareholders. The number of Common Shares held by shareholders who are also Warrantholders will also be excluded for the purposes of the Disinterested Shareholders’ vote. The number of such Common Shares is not known by the Company as of the date of this management information circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Early Warrant Exercise Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the issuance of the New Warrants.

The directors of the Company and management recommend the adoption of the Early Warrant Exercise Resolution. To be effective, the Early Warrant Exercise Resolution must be approved by not less than a majority of the votes cast by the Disinterested Shareholders present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Early Warrant Exercise Resolution.

The text of the Early Warrant Exercise Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.                                       the issuance of up to an additional 8,681,890 common share purchase warrants of the Company (the “New Warrants”) upon the early exercise of five series of outstanding common share purchase warrants of the Company, as further described in the management information circular dated March 20, 2006, be and is hereby authorized and approved and any director or officer of the Company is hereby authorized and approved to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, certificates representing the New Warrants;

2.                                       any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the issuance of the New Warrants, with the performance of the Company of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.                                       notwithstanding the passing of this resolution by the shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders not to proceed with the issuance of the New Warrants, as described in the management information circular dated March 20, 2006 or to revoke this resolution at any time prior to this resolution being effective.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2005 which accompany this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 696-3011 or by e-mail at info@goldcorp.com to request copies of these documents.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas Holtby”
Douglas Holtby
Chairman of the Board

Vancouver, British Columbia
March 20, 2006

SCHEDULE ”A”

GOLDCORP INC.

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.                                         INTRODUCTION

A.                                    The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.                                    The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.                                    These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.                                     COMPOSITION AND BOARD ORGANIZATION

A.                                    Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.                                    A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.                                    Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.                                 DUTIES AND RESPONSIBILITIES

A.                                    Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)                                         annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)                                      appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)                                   determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)                                  assessing the adequacy and form of director compensation;

v)                                     assuming responsibility for the Company’s governance practices;

vi)                                  establishing new director orientation and ongoing director education processes;

vii)                               ensuring that the independent directors meet regularly without executive directors and management present;

viii)                            setting the terms of reference for the Board; and

ix)                                    appointing the secretary to the Board.

B.                                    Human Resources

The Board has the responsibility to:

i)                                         provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)                                      appoint the CEO and plan CEO succession;

iii)                                   set terms of reference for the CEO;

iv)                                  annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)                                     monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)                                  to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)                               set the CEO’s compensation;

viii)                            approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)                                    approve decisions relating to senior management, including:

a)                                      review senior management structure including such duties and responsibilities  to be  assigned to  officers  of the Company;

b)                                     on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)                                      review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)                                     employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)                                       approve certain matters relating to all employees, including:

a)                                      the Company’s broad compensation strategy and philosophy;

b)                                     new benefit programs or material changes to existing programs; and

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xi)                                    ensure succession planning programs are in place, including programs to train and develop management.

C.                                    Strategy and Plans

The Board has the responsibility to:

i)                                         adopt and periodically review a strategic planning process for the Company;

ii)                                      participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)                                   approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)                                   direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)                                     approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)                                  approve material divestitures and acquisitions.

D.                                    Financial and Corporate Issues

The Board has the responsibility to:

i)                                         take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)                                      review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)                                   declare dividends;

iv)                                  approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)                                     approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)                                  approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)                               recommend the appointment of external auditors and approve auditors’ fees.

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E.                                      Business and Risk Management

The Board has the responsibility to:

i)                                         ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)                                      approve any plans to hedge gold sales; and

iii)                                   evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.                                      Policies and Procedures

The Board has the responsibility to:

i)                                         approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)                                      approve and act as the guardian of the Company’s corporate values, including:

a)                                      approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)                                     require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)                                      disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii)                                   direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)                                  periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.                                    Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)                                         ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)                                      approve and periodically review the Company’s communications policy;

iii)                                   ensure the Board has measures in place to receive feedback from shareholders;

iv)                                  approve interaction with shareholders on all items requiring shareholder response or approval;

v)                                     ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

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vi)                                  ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)                               ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)                            ensure that the CEO:

a)                                      certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)                                     promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)                                      submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.

ix)                                    ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)                                       report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.                                GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.                                    The Board is responsible for:

i)                                         directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)                                      recommending changes in the Articles and Bylaws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.                                    Ontario law identifies the following as legal requirements for the Board:

i)                                         act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)                                      to disclose conflicts of interest;

b)                                     not to appropriate or divert corporate opportunities;

c)                                      to maintain confidential information of the Company and not use such information for personal benefit; and

d)                                     disclose information vital to the business of the Company in the possession of a director;

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ii)                                      exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)                                   act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

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SCHEDULE ”B”

BY-LAW NO. 2

A by-law relating generally to

the conduct of the affairs of

GOLDCORP INC.

CONTENTS

1.                                       Interpretation

2.                                       Business of the Corporation

3.                                       Directors

4.                                       Committees

5.                                       Officers

6.                                       Protection of Directors, Officers and Others

7.                                       Shares

8.                                       Dividends and Rights

9.                                       Meetings of Shareholders

10.                                 Information Available to Shareholders

11.                                 Divisions and Departments

12.                                 Notices

13.                                 Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Goldcorp Inc. (hereinafter called the “Corporation”) as follows:

SECTION ONE

INTERPRETATION

1.01                                                                           Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1)                                  “Act” means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)                                  “appoint” includes “elect” and vice versa;

(3)                                  “board” means the board of directors of the Corporation;

(4)                                  “by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5)                                  “meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6)                                  “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7)                                  “recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8)                                  “signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(9)                                  all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(10)                            the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word “person” shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01                                                                           Corporate Seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.

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2.02                                                                           Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03                                                                           Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors, or a combination thereof, and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04                                                                           Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05                                                                           Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

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All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.06                                                                           Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE

DIRECTORS

3.01                                                                           Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to paragraph 3.08, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02                                                                           Qualification

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians, provided that if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03                                                                           Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

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3.04                                                                           Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05                                                                           Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06                                                                           Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07                                                                           Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to paragraphs 3.08 and 3.09, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08                                                                           Canadian Majority

The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where

(a)                                  a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)                                 a majority of resident Canadians would have been present had that director been present at the meeting.

3.09                                                                           Meeting by Telephone

If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.10                                                                           Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

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3.11                                                                           Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director may determine and the Secretary or Assistant Secretary, when directed by the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director shall convene a meeting of the board.

3.12                                                                           Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 12.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.13                                                                           First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.14                                                                           Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15                                                                           Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.

3.16                                                                           Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President, an Executive Vice-President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.17                                                                           Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

3.18                                                                           Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be

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referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as permitted by the Act.

3.19                                                                           Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01                                                                           Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians.

4.02                                                                           Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03                                                                           Audit Committee

The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

4.04                                                                           Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05                                                                           Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

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SECTION FIVE

OFFICERS

5.01                                                                           Appointment

The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02                                                                           Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board. Each committee of the board shall appoint a Chairman which shall be a member of the relevant committee of the board and shall, when present, preside at all meetings of committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03                                                                           President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.04                                                                           Executive Vice-President or Vice-President

Each Executive Vice-President or Vice-President shall have such powers and duties as the board or the President may specify. The Executive Vice-President or Vice-President or, if more than one, the Executive Vice-President or Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President or a Vice-President who is not a director shall not preside as chairman at any meeting of the board.

5.05                                                                           Secretary or Assistant Secretary

The Secretary or Assistant Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

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5.06                                                                           Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

5.07                                                                           Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08                                                                           Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09                                                                           Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10                                                                           Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11                                                                           Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.18.

5.12                                                                           Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

5.13                                                                           Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

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SECTION SIX

PROTECTION OF

DIRECTORS, OFFICERS AND OTHERS

6.01                                                                           Submission of Contracts or

Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02                                                                           For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.18, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03                                                                           Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the

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Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04                                                                           Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a)                                  he acted honestly and in good faith with a view to the best interest of the Corporation; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

6.05                                                                           Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01                                                                           Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.02                                                                           Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03                                                                           Registration of Transfers

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

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7.04                                                                           Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05                                                                           Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange recognized by the Ontario Securities Commission, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06                                                                           Non-recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

7.07                                                                           Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.08                                                                           Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

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7.09                                                                           Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10                                                                           Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01                                                                           Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02                                                                           Dividend Cheques

A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03                                                                           Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04                                                                           Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

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8.05                                                                           Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01                                                                           Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, in any event no later than the earlier of (i) six (6) months after the end of each of the Corporation’s financial years, and (ii) fifteen (15) months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02                                                                           Special Meetings

The board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.

9.03                                                                           Place of Meetings

Subject to the Corporation’s articles, a meeting of shareholders of the Corporation shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

9.04                                                                           Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 12.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05                                                                           List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten (10) days after such record date. If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.

9.06                           Record Date for Notice

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The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07                                                                           Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)                                  if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)                                 if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.08                                                                           Chairman, Secretary and Scrutineers

The Chairman of the Board or any other director or officer of the Corporation, as determined by the board, may act as chairman of any meeting of shareholders. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary or Assistant Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.09                                                                           Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.10                                                                           Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued shares of the Corporation enjoying voting rights at such meeting.

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9.11                                                                           Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 9.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that such person has transferred any of his shares after the record date determined in accordance with paragraph 9.06 and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 9.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

9.12                                                                           Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing and shall conform with the requirements of the Act.

9.13                                                                           Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.14                                                                           Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.15                                                                           Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.16                                                                           Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be sufficient evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

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9.17                                                                           Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.18                                                                           Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.19                                                                           Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

INFORMATION AVAILABLE TO SHAREHOLDERS

10.01                     Information Available to Shareholders

Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

10.02                     Directors’ Determination

The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

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SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01                     Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more subsidiaries, partnerships or other legal entities upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such subsidiary, partnership or other legal entity to be further divided into subsidiaries, partnerships or other legal entities and the business and operations or any such subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.

11.02                     Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.03                     Officers of Division

From time to time the board or, if authorized by the board, the President and/or Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the President and/or Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE

NOTICES

12.01                     Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary or Assistant Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

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12.02                     Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12.03                     Proof of Service

A certificate of the Chairman of the Board (if any), the President, an Executive Vice-President, a Vice-President, the Secretary, the Assistant Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

12.04                     Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

12.05                     Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

12.06                     Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.07                     Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

12.08                     Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

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12.09                     Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.10                     Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN

EFFECTIVE DATE

13.01                     Effective Date

This by-law shall come into force upon being passed by the board.

SECTION FOURTEEN

REPEAL

14.01                                                                     Repeal

Upon this by-law coming into force, by-law number 1 of the Corporation shall be repealed provided that such repeal shall not affect the previous operation of such by-law number 1 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number 1 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 1 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.

ENACTED this 3rd day of March, 2006

WITNESS the seal of the Corporation.

President – Ian W. Telfer	Secretary - Paul M. Stein

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SCHEDULE ”C”

GMP SECURITIES L.P. FAIRNESS OPINION

GMP Securities L.P.
145 King Street West, Suite 1100
Toronto, Ontario M5H 1J8
Fax: (416) 943-6160

www.gmpsecurities.com

March 20, 2006

The Board of Directors of
Goldcorp Inc.
200 Burrard Street

Suite 1560

Vancouver, British Columbia

V6C 3L6

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Goldcorp Inc. (“Goldcorp” or the “Corporation”) is considering a transaction pursuant to which Goldcorp will amend (the “Warrant Amendments”) the terms of the five series of issued and outstanding common share purchase warrants (the “Warrants”) of the Corporation listed on the Toronto Stock Exchange (the “TSX”) and, in respect of the Series A Warrants and Series C Warrants only, listed on the New York Stock Exchange. We have been advised that the following table sets forth the details regarding the exercise price of each series of Warrants:

Series of Warrants	Expiry Dates	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	May 13, 2009	2.08 Common Shares	C$	20.00	C$	9.62
Series A Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
Series B Warrants	August 25, 2008	0.25 of a Common Share	C$	3.10	C$	12.40
Series C Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
U.S. Dollar Warrants	April 30, 2007	2.08 Common Shares	US$	25.00	US$	12.02

Pursuant to the proposed Warrant Amendments and subject to the Corporation receiving all approvals, including the requisite approval of the holders of the Warrants (the “Warrantholders”) to amend the indentures (the “Warrant Indentures”) that govern the Warrants and the requisite approval of the shareholders of the Corporation (the “Shareholders”) to issue the New Warrants (as hereinafter defined), each Warrant will entitle the holder thereof to acquire the number of underlying common shares of the Corporation (the “Common Shares”) otherwise issuable upon the exercise of the Warrants and a fraction of a “new” common share purchase warrant (a “New Warrant”) of the Corporation on the basis set forth in the table below, in the event that such Warrantholder exercises its Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Warrant Amendments:

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised
First Warrants	0.44
Series A Warrants	0.01
Series B Warrants	0.08
Series C Warrants	0.01
U.S. Dollar Warrants	0.32

We further understand each New Warrant will entitle the holder thereof to acquire one Common Share at a price to 150% of the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the expiration of the Early Exercise Period, rounded to the nearest $0.25 at any time prior to 5:00 p.m. (Vancouver time) on the date that is five years following the expiration of the Early Exercise Period, subject to adjustment in certain events.

If the proposed Warrant Amendments are approved and holders of more than 66 2/3% of the outstanding Warrants exercise their Warrants during the Early Exercise Period, we understand that each outstanding Warrant that has not been exercised prior to the termination of the Early Exercise Period will be deemed to have been exercised, without any further action of the part of the Warrantholder thereof (including payment of the exercise price or any additional consideration therefor), for (a) a fraction of a Common Share equivalent in value to the intrinsic value of such Warrants based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the expiry of the Early Exercise Period; plus (b) one half of the fraction of a New Warrant issued to Warrantholders in such series who voluntarily exercised their Warrants during the Early Exercise Period as set forth in the table below.

Series of Warrants	Fraction of a New Warrant for Each Warrant Deemed to be Exercised
First Warrants	0.220
Series A Warrants	0.005
Series B Warrants	0.040
Series C Warrants	0.005
U.S. Dollar Warrants	0.160

The terms of the proposed Warrant Amendments are described in more detail in draft management proxy circulars (the “Circulars”) dated March 20, 2006 and April 10, 2006 to be sent to the Warrantholders and the Shareholders in connection with the Warrant Amendments.

Engagement

GMP was formally engaged by the Corporation pursuant to a letter agreement dated November 8, 2005 (the “Engagement Agreement”).

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Under the terms of the Engagement Agreement GMP will provide the Corporation with various advisory services in connection with the Warrant Amendments. Services to be provided relating to the Warrant Amendments include, among other things, the provision to the Corporation’s Board of Directors of this opinion (the “Fairness Opinion”) with respect to the fairness of the issuance of the New Warrants to the Warrantholders pursuant to the Warrant Amendments from a financial point of view, to holders of Common Shares (excluding insiders of the Corporation).

The Fairness Opinion has been prepared in accordance with disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Fairness Opinion.

GMP is acting as financial advisor to the Corporation and will receive a fee from the Corporation for its services, including the delivery of this Fairness Opinion. GMP is also entitled to other fees in connection with the Warrant Amendments, some of which are subject to the successful completion of the Warrant Amendments. In addition, GMP is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement. Further, GMP will receive fees from the Corporation for services it will perform as soliciting dealer manager to the Corporation in connection with the issuance of the New Warrants.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Trust which is a publicly traded income trust listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada and Geneva, Switzerland. GMP is one of the largest independent Canadian investment banking firms involved in corporate finance, mergers & acquisitions, equity sales and trading and investment research. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Fairness Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the executive committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

Independence of GMP

GMP is not an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) of Goldcorp or any of its subsidiaries, associates or affiliates and is not an advisor to any person or company other than to Goldcorp with respect to the Engagement Agreement.

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GMP has acted as underwriter to Goldcorp. The most recent transaction for which GMP acted for Goldcorp was in May 2002, whereby GMP was the lead underwriter for an offering of Common Shares for gross proceeds of US$144 million. GMP also acted as lead underwriter to Silver Wheaton Corp. (“Silver Wheaton”), a 49% subsidiary of Goldcorp, for an offering of units of Silver Wheaton for gross proceeds of $100 million completed in December 2005. GMP acted as lead agent to Silver Wheaton (then called “Chap Mercantile Inc.”) in a $70 million transaction, the net proceeds of which were used, in part, to pay the cash portion of the purchase price payable by Silver Wheaton to Wheaton River Minerals Ltd. (“Wheaton”) in connection with the creation of Silver Wheaton as a “pure play” silver company. In addition, GMP acted as financial advisor to Goldcorp in connection with the take-over bid offer by Goldcorp and its wholly-owned subsidiary Goldcorp Acquisition ULC for all of the outstanding common shares of Wheaton (the “Merger”) completed in February 2005.

GMP has also acted as both financial advisor and as underwriter to Wheaton prior to the Merger. The most recent transaction for which GMP acted for Wheaton was in October 2003, whereby GMP was the lead underwriter raising gross proceeds of $120 million. In August 2003, GMP acted as lead underwriter to Wheaton raising gross proceeds of $100 million. In February 2003, GMP was the co-lead underwriter and co-financial advisor to Wheaton, raising gross proceeds of $333 for the acquisition of Rio Tinto’s 25% interest in the Bajo de la Alumbrera Mine in Argentina and 100% of the Peak mine in Australia. In May 2002, GMP acted both as the lead underwriter and the financial advisor for Wheaton’s acquisition of Minas Luismin, S.A de C.V. in Mexico, raising gross proceeds of $126.5 million.

GMP has not entered into any other agreements or arrangements with Goldcorp or Silver Wheaton or any of their affiliates with respect to any future dealings. GMP may however, in the normal course of its business, provide financial advisory or investment banking services to Goldcorp, Silver Wheaton or any of their respective affiliates from time to time. In addition, in the ordinary course of business, GMP may actively trade Common Shares and other securities of the Corporation, as well as securities of Silver Wheaton for its own account and for the accounts of GMP customers and accordingly may, at any time, hold a long or short position in such securities. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation, Silver Wheaton or for their respective associates or affiliates, or with respect to the transaction to be constituted by the Warrant Amendments.

Scope of Review

In connection with the Fairness Opinion, GMP has reviewed, considered and relied upon, among other things, the following:

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1.                                       a draft copy, each dated March 20, 2006 of each of the Circulars;

2.                                       A draft copy of the preliminary base shelf short form prospectus dated March 20, 2006;

3.                                       a representation letter dated letter March 20, 2006 provided to GMP by senior management of Goldcorp (the “Certificate”);

4.                                       audited comparative consolidated financial statements of the Corporation as at December 31, 2005 and December 31, 2004 and 2003;

5.                                       management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2005;

6.                                       unaudited interim financial statements of the Corporation for the three months ended March 31, 2005, for the six months ended June 30, 2005 and for the nine months ended September 30, 2005;

7.                                       the terms of the Warrants, including the respective Warrant Indentures and a draft copy of the supplemental warrant indenture reflecting the Warrant Amendments;

8.                                       public information relating to the business, operations, financial performance and stock trading history of the Corporation;

9.                                       discussions with senior officers and directors of Goldcorp regarding the business plans, operations and financial projections for, and current financial position of Goldcorp, which discussions considered the consequences of both completing the Warrant Amendments and not completing the Warrant Amendments;

10.                                 discussions with the Corporation’s legal counsel with respect to various matters relating to the Warrant Amendments;

11.                                 a review of current capital market conditions (debt and equity);

12.                                 a review of historical and current trading volumes of the Common Shares and the Warrants, and observations of their relative trading liquidity;

13.                                 calculations of the Black-Scholes value of the Warrants, using a range of volatility assumptions;

14.                                 public information with respect to other transactions of a comparable nature considered by GMP to be relevant;

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15.                                 a review of the financial and operating performances and market liquidity and multiples for Goldcorp and other selected public companies that GMP considered relevant; and

16.                                 other such corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

GMP has not, to the best of its knowledge, been denied access by the Corporation to any information requested. GMP did not meet with the auditors of the Corporation and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of the Corporation and Wheaton and the reports of the auditors thereon.

Assumptions and Limitations

With the Corporation’s approval and as provided for in the Engagement Agreement, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial information, business plans, forecasts and other information, data, advice, opinion or representations obtained by it from public sources or provided by the Corporation, its subsidiaries and the respective directors, officers, associates, affiliates, consultants, advisors and representatives thereof (collectively, the “Information”) relating to Goldcorp, its subsidiaries, associates and affiliates, or to the Warrant Amendments. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of professional judgement, and except as expressly described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Corporation have represented to GMP in the Certificate, among other things, that (i) the Information provided to GMP, directly or indirectly, orally or in writing by the Corporation or any of its subsidiaries, associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to GMP, fairly and reasonably presented and is true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario) in respect of the Corporation, its subsidiaries, associates or affiliates, their respective securities or the Warrant Amendments or omit to state a material fact in respect of the Corporation, its subsidiaries or the Warrant Amendments necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to forecasts, projections, estimates and budgets provided to GMP, they were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgements of management of Goldcorp or its associates and affiliates as to matters covered thereby and such forecasts, projections, estimates and budgets reasonably present the views of management of the financial prospects and forecasted performance of the Corporation, its subsidiaries, associates and affiliates and are

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consistent with historical operating experience and accounting policies and procedures applied by Goldcorp; and (iii) since the dates on which the Information was provided to GMP, there has been no material change or new material fact which is of a nature as to render any portion of the Information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing to GMP.

GMP has assumed that all conditions precedent to the completion of the transactions contemplated by the Warrant Amendments can be satisfied in the time required and that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Warrant Amendments can proceed as scheduled and without material additional cost to the Corporation or liability of the Corporation to third parties, that the procedures being followed to implement the Warrant Amendments are valid and effective, that all required documents will be distributed to the Shareholders and Warrantholders in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws. GMP has also assumed that only the New Warrants as per the transaction terms described in this Fairness Opinion will be issued to Warrantholders pursuant to the Warrant Amendments and that all draft documents referred to under “Scope of Review” above are accurate version, in all material respects, of the final form of such documents.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management of the Corporation. In its analyses and in preparing the Fairness Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions including the assumption that the trading price of the Common Shares will not change in any significant respect between the date hereof and the termination of the Early Exercise Period, and other matters, many of which are beyond the control of GMP or any party involved the transactions proposed by the Warrant Amendments.

The Fairness Opinion is provided as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Fairness Opinion.

GMP has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the issuance of any securities of the Corporation other than the New Warrants; (ii) an opinion as to the fairness of the transactions contemplated by the Warrant Amendments, from a financial point of view, to holders of the Warrants; (iii) an opinion as to the relative fairness of the

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issuance of the New Warrants to, among or as between holders of the Common Shares or the Warrants; (iv) an opinion concerning the future value or trading price of the any of the securities of Goldcorp, or of the securities of its subsidiaries, associates or affiliates following the completion of the Warrant Amendments; (v) a formal valuation or appraisal of Goldcorp, any of its subsidiaries, affiliates or associates, or any of the assets or securities thereof; or (vi) an opinion as to the process underlying the Warrant Amendments. Furthermore, the Fairness Opinion is not, and should not be construed as, advice or a recommendation to any holder of Warrants or Common Shares as to whether or not such Warrants or Common Shares should be held, sold or exercised or to use the voting rights provided in respect of the Warrant Amendments to vote for or against the Warrant Amendments.

The services of GMP and the Fairness Opinion have been provided solely to the Board of Directors of the Corporation in connection with the Warrant Amendments and may not be used by any other person or relied upon by any other person other than the Board of Directors and the Corporation without the express prior written consent of GMP.

GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by GMP, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Fairness Opinion is not to be construed as a recommendation to any holder of Common Shares as to whether to vote in favour of the Warrant Amendments.

Approach to Fairness

For the purposes of the Fairness Opinion, GMP considered that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to Shareholders (excluding insiders of the Company) if the probable aggregate value of the Common Shares to Shareholders as at the date hereof, after the issuance of the New Warrants to Warrantholders, would exceed the probable aggregate value available to the Shareholders, if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure. GMP did not take into account any tax consequences or possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

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Conclusion

Based on and subject to the foregoing and such other factors as GMP considered relevant, GMP is of the opinion that, as of the date hereof, the issuance of the New Warrants to Warrantholders is fair, from a financial point of view, to the holders of the Common Shares of Goldcorp (excluding insiders of the Corporation).

Yours very truly,

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